UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

LEGITIMACY CHECKS CONCLUDED FOR THE PRESENTATION OF CANDIDATES FOR THE BOARD OF STATUTORY AUDITORS

Two slates will be submitted for the vote of the Shareholders’ Meeting

Rome, 30 April 2015

Telecom Italia has declared that the following two slates of candidates for the renewal of the Board of Statutory Auditors have been validly submitted and will be subjected for voting in the shareholders' meeting convened for 20 May 2015:

•         Slate submitted by Telco S.p.A., owner of 3,003,586,907 ordinary shares, accounting for approximately 22.3% of the capital with voting rights

Candidates for Standing Auditor position

1.      Gianluca PONZELLINI, born in Varese on 7 February 1947

2.      Ugo ROCK, born in Naples on 14 March 1950

3.      Paola MAIORANA, born in Messina on 28 June 1965

4.      Simone TINI, born in Biella on 16 December 1977

5.      Stefania BARSALINI, born in Milan on 5 July 1972

Candidates for Alternate Auditor position

1.      Francesca DI CARLO, born in Milan on 4 October 1969

2.      Gabriella CHERSICLA, born in Trieste on 2 May 1962

3.      Maurizio DATTILO, born in Milan on 19 March 1963

4.      Barbara NEGRI, born in Alessandria on 13 June 1973

•         Slate submitted by a group of savings management companies and institutional investors, together holding 256,558,912 ordinary shares and accounting for approximately 1.9% of the capital with voting rights

Candidates for Standing Auditor position

1.      Roberto CAPONE, born in Milan on 30 November 1955

2.      Vincenzo CARIELLO, born in Arezzo on 23 December 1965

3.      Daria Beatrice LANGOSCO DI LANGOSCO, born in Turin on 1 December 1952

Candidates for Alternate Auditor position

1.      Piera VITALI, born in Mede (PV) on 8 June 1949

2.      Riccardo SCHIOPPO, born in Milan on 20 July 1950

The data on shareholdings specified above is as recorded by the Company on the basis of communications received by the end of yesterday, 29 April 2015 (twenty-one days prior to the Shareholders’ Meeting - the cut-off date for the certification of ownership of the shareholding necessary to validly submit slates). Any acts exercising the right to candidature not deposited promptly with the issuer (i.e. as per applicable regulations, by the twenty-fifth day prior to the Shareholders’ Meeting date: 25 April 2015) and any acts that, although deposited in a timely manner, were not followed up by promptly communication proving the entitlement of the shareholder, were excluded from the calculation.

The verification of entitlement resulted in the exclusion of the slate of candidates submitted by the association of small shareholders AS.A.T.I. - Associazione Azionisti Telecom Italia and by numerous retail shareholders. This was because the Company had received certificates of ownership of a number of shares falling below the submission threshold of 0.5% of the capital with voting rights.

The information required by Article 144-octies, paragraph 1, letter a) of the Issuer Regulations, in particular curricula vitae and candidates’ declarations, will be made available to the public at the company offices, on the Telecom Italia web site, www.telecomitalia.com/assemblea and at storage mechanism “1INFO” (www.1info.it).

To ensure complete information, please note that, in submitting its slate, Telco S.p.A.

-        proposed Gianluca Ponzellini for the office of Chairman of the Board of Statutory Auditors, if Telco's slate should be the minority slate;

-        anticipated its intention of proposing that the Shareholders’ Meeting establish the annual gross compensation of the Chairman of the Board of Statutory Auditors as 135,000 euros and the gross annual compensation of each Standing Auditor apart from the Chairman of the Board of Statutory Auditors, as 95,000 euros.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the twelve months ended December 31, 2014 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

---------------------------------

Umberto Pandolfi

Company Manager